UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13D-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FreeSeas Inc.

(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y26496102

(CUSIP Number)
Ion G. Varouxakis
c/o FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Str.
GR-185 38 Piraeus, Greece

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
________________, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y26496102	Page	2	of	6

1	NAMES OF REPORTING PERSONS Ion G. Varouxakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		2,394,890(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,394,890(1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,394,890(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.37%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	Y26496102	Page	3	of	6

1	NAMES OF REPORTING PERSONS The Mida’s Touch S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		2,144,890(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,144,890(3)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,144,890

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.31%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Reflects 2,078,223 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“The Mida’s Touch”); 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch; and 250,000 shares that may be acquired by Mr. Varouxakis pursuant to immediately exercisable stock options.

(2)	Calculated on the basis of 21,060,123 shares of Common Stock consisting of the 20,743,456 shares outstanding as of February 29, 2008 plus 250,000 shares issuable upon exercise of options owned directly by Mr. Varouxakis and 66,667 shares issuable upon exercise of warrants owned by The Mida’s Touch.

(3)	Reflects 2,078,223 shares owned by The Mida’s Touch and 66,667 shares issuable upon the exercise of warrants issued to The Mida’s Touch.

(4)	Calculated on the basis of 20,810,123 shares of Common Stock consisting of the 20,743,456 shares outstanding as of February 28, 2008 plus 66,667 shares issuable upon exercise of warrants owned by The Mida’s Touch.

CUSIP No.	Y26496102	Page	4	of	6

ITEM 1.	SECURITY AND ISSUER

Title of Class of Securities

Common Stock $.001 par value (the “Common Stock”)

Name and Address of Issuer

FreeSeas Inc. (the “Issuer”)
89 Akti Miaouli & 4 Mavrokordatou Str.
GR-185 38 Piraeus
Greece

ITEM 2.	IDENTITY AND BACKGROUND
          This statement is being filed by Ion G. Varouxakis and The Mida’s Touch. The Mida’s Touch is a corporation organized under the laws of the Republic of the Marshall Islands that is wholly owned by Mr. Varouxakis. Accordingly, Mr. Varouxakis may be deemed for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the Shares owned by The Mida’s Touch.
          The principal business of The Mida’s Touch is investing in securities on behalf of Mr. Varouxakis.
          Mr. Varouxakis is a citizen of Greece. The principal business of Mr. Varouxakis is acting as the Chief Executive Officer, President and Chairman of the Board of the Issuer. The principal business address of each of Mr. Varouxakis and The Mida’s Touch is 89 Akti Miaouli Street & 4 Mavrokordatou Str., GR-185 38 Piraeus, Greece.
          During the past five years neither Mr. Varouxakis nor The Mida’s Touch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          The source of the funds for the acquisition of the Common Stock was the personal funds of Mr. Varouxakis.

ITEM 4.	PURPOSE OF TRANSACTIONS
          The purpose of the transactions is to increase Mr. Varouxakis beneficial ownership by acquiring additional shares for investment purposes.
          Except as set forth above, Mr. Varouxakis has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

CUSIP No.	Y26496102	Page	5	of	6

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
          (a) and (b) As the sole shareholder of The Mida’s Touch, Mr. Varouxakis may be deemed to have sole voting and dispositive power over the Shares owned by The Mida’s Touch for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of 2,394,890 Shares representing approximately 11.37% of the outstanding shares of Common Stock the Issuer, calculated on the basis of the 21,060,123 shares of Common Stock consisting of 20,743,456 shares outstanding as of February 29, 2008, as reported, plus 250,000 shares issued upon exercise of options owned directly by Mr. Varouxakis and 66,667 shares issuable upon exercise of warrants owned indirectly by Mr. Varouxakis.
          The Mida’s Touch beneficially owns and exercises sole voting and dispositive power over 2,078,223 shares and holds Class A Warrants to acquire an additional 66,667 shares. Such Class A Warrants may be exercised at any time prior to July 29, 2011 at an exercise price of US$5.00 per share.
          In addition, Mr. Varouxakis holds options to acquire up to 250,000 shares of Common Stock at an exercise price of US$5.00 per share. These options were issued pursuant to Mr. Varouxakis’ employment agreement with the Issuer. Options to acquire all 250,000 shares have vested pursuant to such employment agreement and are immediately exercisable.
          (c) From December 2007 through January 2008, The Mida’s Touch purchased in open market transactions an aggregate of 63,526 shares of Common Stock at prices ranging from $4.938 to $5.948 per share.
          Neither Mr. Varouxakis nor The Mida’s Touch effected any other transactions in any class of equity securities of the Issuer in the sixty days prior to the filing of this statement.
          (d) Inapplicable.
          (e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit
No.	Description

1	Joint Filing Agreement dated January 15, 2007 between Mr. Ion G. Varouxakis and The Mida’s Touch.

CUSIP No.	Y26496102	Page	6	of	6
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2008	THE MIDA’S TOUCH, S.A.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President

/s/ Ion G. Varouxakis
Ion G. Varouxakis

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 15, 2007 (including amendments thereto) with respect to the Common Stock of FreeSeas, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 15, 2007	THE MIDA’S TOUCH S.A.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President

/s/ Ion G. Varouxakis